Black Hammer Brewing, LLC

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-121,470.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200. Accounts Receivable	-31,171.20
1350. Loan to Raging Bull LLC	5,984.75
Inventory	0.00
Inventory:Beer - Bulk	0.00
Inventory:Beer - Kegged	-1,625.69
Inventory:Beer - Packaged	-2,437.16
Inventory:Beer - Work In Progress	-6,477.01
Inventory:Ingredients	-13,322.48
Inventory:Merchandise	-604.70
Inventory:Other	435.00
Inventory:Packaging	-593.39
Inventory Asset	21,993.25
1600. Fixed Assets:1680. Accumulated Depreciation	129,731.14
1600. Fixed Assets:1690. Accumulated Amortization	123.00
2000. Accounts Payable	1,798.75
2100. Credit Card:2110. American Express	5,385.69
2100. Credit Card:2115. Bank of America - CC 4485	6,141.49
2100. Credit Card:2130. Chase:2131. Chase - 1263	-21,921.97
2100. Credit Card:2130. Chase:2134. Chase - 9736	24,828.91
2100. Credit Card:2130. Chase:2135. Chase- 2045	12,135.02
2100. Credit Card:2130. Chase:2136. Chase- 2721	17,242.91
2100. Credit Card:2130. Chase:2137. Chase-1641	-6,570.44
2100. Credit Card:2140. Jim's Slate	44.29
2100. Credit Card:2145. Jim's United	8.46
2100. Credit Card:2150. USAA Credit Card	12,843.08
2200. Other Current Liabilities:2210. Benefit Liabilities	-2,597.01
2200. Other Current Liabilities:2211. Loan from (Bay Area Collective) Willkommen	-19,450.15
2200. Other Current Liabilities:2215. Gift Card Liabilities	-669.15
2200. Other Current Liabilities:2220. Keg Deposit	8,948.61
2200. Other Current Liabilities:2225. Sales Tax Payable	-1,464.87
Black Hammer Brewing LLC Payable	33.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**138,772.54**
Net cash provided by operating activities	**$17,301.92**
INVESTING ACTIVITIES	
1600. Fixed Assets:1615. Equipment	-56,335.79
1600. Fixed Assets:1625. Leasehold Improvements	-20,545.35
1600. Fixed Assets:1630. Vehicles	-5,800.00
Net cash provided by investing activities	**$ -82,681.14**
FINANCING ACTIVITIES	
2500. Notes Payable:2515. Loans from Jim Furman	-6,721.55

Black Hammer Brewing, LLC

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
3000. Investors:3010. Amanda Bishop	1.00
3000. Investors:3035. Cody Laxo	1.00
3000. Investors:3050. Daniel Shiplacoff	75,000.00
3000. Investors:3070. Heather Singleton	1.00
Net cash provided by financing activities	**$68,281.45**
NET CASH INCREASE FOR PERIOD	**$2,902.23**
Cash at beginning of period	7,084.38
CASH AT END OF PERIOD	**$9,986.61**